Exhibit 3.1

AMENDMENT NO. 1

TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

OCI PARTNERS LP

This Amendment No. 1, dated as of March 26, 2014 (this “Amendment”), to the First Amended and Restated Agreement of Limited Partnership, dated as of October 9, 2013 (the “Partnership Agreement”), of OCI Partners LP, a Delaware limited partnership (the “Partnership”), is entered into, approved and adopted by OCI GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Partnership Agreement.

RECITALS:

WHEREAS, Section 13.1(d) of the Partnership Agreement provides, among other things, that the General Partner, without the approval of any Limited Partner, may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that the General Partner determines does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect;

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment to more narrowly specify the categories of expenses and costs incurred by the General Partner and its Affiliates that are reimbursable by the Partnership pursuant to Section 7.4(b) of the Partnership Agreement;

WHEREAS, the General Partner has determined that this Amendment does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect; and

WHEREAS, the General Partner, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, has determined that this Amendment does not require the approval of any Limited Partner.

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

A. Amendment to Partnership Agreement.

1. Section 1.1 of the Partnership Agreement is hereby amended to add the following definitions:

“Excess Parent Charges” means all direct and indirect expenses incurred by, or allocated to, or payments made by the General Partner (or any of its Affiliates) in connection with managing and operating the Partnership Group’s business and affairs, in each case, other than Reimbursable Expenses.

“Reimbursable Expenses” has the meaning given such term in Section 7.4(b).

2. Section 7.4(b) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

(b) Except as may be otherwise provided in the Omnibus Agreement, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i)(A) all salary, bonus, incentive compensation and other amounts paid to officers and employees of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group and (B) all salary, bonus, incentive compensation and other amounts paid to employees of Affiliates of the General Partner who exclusively perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group, (ii) all direct information technology expenses incurred by the General Partner or any of its Affiliates on behalf of the Partnership Group, (iii) all direct expenses incurred or payments made by the General Partner or any of its Affiliates on behalf of the Partnership Group for directors’ and officers’ liability insurance coverage for the directors and officers of the General Partner and (iv) all direct expenses and charges incurred by the General Partner or any of its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (the expenses and costs identified in clause (i) through clause (iv), collectively, “Reimbursable Expenses”). For the avoidance of doubt, any Excess Parent Charges that are not reimbursed by the Partnership shall be treated by the Partnership Group as expenses for which the General Partner (or any of its Affiliates) has no right to reimbursement, and neither the General Partner (or any of its Affiliates) nor any member of the Partnership Group shall take any inconsistent position. Subject to the preceding sentences of this Section 7.4(b), the General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. Any allocation of expenses to the Partnership by the General Partner in a manner consistent with its or its Affiliates’ past business practices shall be deemed to have been made in good faith.

B. Agreement in Effect. Except as expressly amended hereby, the Partnership Agreement is hereby ratified and confirmed and shall continue in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

D. Invalidity of Provisions. If any provision or part of a provision of this Amendment is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby, and this Amendment shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision or part of a provision had never been contained herein, and such provision and/or part of a provision shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

(Signature Page Follows)

IN WITNESS WHEREOF, the General Partner has executed and delivered this Amendment in accordance with Section 13.1 of the Partnership Agreement, as of the date first above written.

GENERAL PARTNER:

OCI GP LLC

By:	/s/ Frank Bakker
Name: Frank Bakker
Title: President and Chief Executive Officer

Signature Page to Amendment No. 1

to First Amended and Restated Agreement of Limited Partnership